Exhibit 99.1

Algonquin Power & Utilities Corp. Announces Consideration of Subordinated Debt Offerings

OAKVILLE, Ontario – January 10, 2022 – Algonquin Power & Utilities Corp. (“AQN” or the “Company”) (TSX/NYSE: AQN) today announced that it is considering an underwritten public offering in the United States of U.S. dollar denominated fixed-to-fixed reset rate junior subordinated notes series 2022-B due 2082 (the “U.S. Offering”).

Concurrently with the U.S. Offering, AQN has also announced that it is considering an underwritten public offering in Canada of Canadian dollar denominated fixed-to-fixed reset rate junior subordinated notes series 2022-A due 2082 (the “Canadian Offering”, and together with the U.S. Offering, the “Offerings”). The completion of the U.S. Offering is not contingent on the success of any other offering, including the Canadian Offering, and the completion of the Canadian Offering is not contingent on the success of any other offering, including the U.S. Offering. There is no certainty that AQN will complete either of the Offerings or as to the timing or terms on which either of the Offerings might be completed.

If successfully completed, AQN intends to use the net proceeds of each Offering to partially finance the Company’s previously announced acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Acquisition”), provided that, in the short-term, prior to the closing of the Kentucky Power Acquisition, the Company expects to use the net proceeds of the Offerings to reduce amounts outstanding under existing credit facilities of the Company and its subsidiaries.

The U.S. Offering will be made to the public in the United States pursuant to a prospectus supplement filed under the Company’s base shelf prospectus dated November 18, 2021 (the “Base Shelf Prospectus”), which will form part of the Company’s effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). The Canadian Offering will be made to the public in each of the provinces and territories of Canada pursuant to a prospectus supplement filed under the Base Shelf Prospectus.

The joint book-running managers for the U.S. Offering are BofA Securities and Wells Fargo Securities and the lead underwriters for the Canadian Offering are RBC Capital Markets and TD Securities. The terms of the notes offered pursuant to the U.S. Offering (the “U.S. Notes”), if any, will be set forth in a final prospectus supplement to be filed by AQN under AQN’s issuer profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov and the terms of the notes offered pursuant to the Canadian Offering (the “Canadian Notes”), if any, will be set forth in a final prospectus supplement to be filed by AQN under AQN’s issuer profile on SEDAR at www.sedar.com. The Base Shelf Prospectus and the related prospectus supplements will contain important information about the U.S. Notes and the Canadian Notes, respectively. Investors should read the Base Shelf Prospectus and the applicable preliminary prospectus supplement before making an investment decision. Copies of the Base Shelf Prospectus and the preliminary prospectus supplement relating to the U.S. Notes may be obtained for free by visiting www.sedar.com or EDGAR on the SEC’s website at www.sec.gov and copies of the Base Shelf Prospectus and the prospectus supplement relating to the Canadian Notes may be obtained for free by visiting www.sedar.com.   Alternatively, AQN, any underwriter or any dealer participating (i) in the U.S. Offering will arrange to send you the Base Shelf Prospectus and the prospectus supplement relating to the U.S. Notes if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 and (ii) in the Canadian Offering will arrange to send you the Base Shelf Prospectus and the prospectus supplement relating to the Canadian Notes if you request it by calling RBC Capital Markets at 416-842-6311; or TD Securities at 416-982-5676.

The U.S. Notes will not be qualified for distribution to purchasers in Canada, or to residents of Canada, under the securities laws of any province or territory of Canada. The U.S. Notes may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada.

The Canadian Notes will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons without registration or an applicable exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act of 1933 and applicable securities laws.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described in this news release, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

All dollar amounts referenced herein are in U.S. dollars unless otherwise noted.

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with over $16 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada.  AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 4 GW of installed renewable energy capacity.

AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.

AQN’s common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN’s common shares, Series 2018-A subordinated notes, Series 2019-A subordinated notes and equity units are listed on the New York Stock Exchange under the symbols AQN, AQNA, AQNB, and AQNU, respectively.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to, statements regarding the expected use of proceeds of the Offerings. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they rely upon assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN’s Management Discussion and Analysis and Annual Information Form for the year ended December 31, 2020 and AQN’s Management Discussion and Analysis for the three months and nine months ended September 30, 2021, each of which is available on SEDAR and EDGAR, and those set out in the preliminary prospectus supplements related to the Offerings. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500

Media Inquiries:
Stephanie Bose
Director, Corporate Communications
Algonquin Power & Utilities Corp.
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500